SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
8/14/09


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
905,261

8. SHARED VOTING POWER
406,064

9. SOLE DISPOSITIVE POWER
1,311,325
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,311,325

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

14.44%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

This statement constitutes Amendment #6 to the schedule 13d filed April 20, 2009. Except as specifically set forth herein, the Schedule 13d remains unmodified.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the June 5, 2009 press release regaring the 1 for 5 reverse split, there are 9,079,884 of common stock outstanding.
The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,311,325 shares of DCS or 14.44% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last Filing on 8/6/09 the following shares of DCS were bought:

Date		Shares		Price
08/6/2009	13,527		$12.1982
08/7/2009	3,394		$12.3989
08/10/2009	22,065		$12.4603
08/11/2009	25,994		$12.3609
08/11/2009	3,000		$12.3600
08/12/2009	18,187		$12.3973
08/13/2009	100		$12.4000
08/14/2009	9,894		$12.3583
08/17/2009	15,262		$12.0663
08/18/2009	5,528		$12.1643
08/19/2009	28,377		$12.2591
08/19/2009	2,000		$12.1000
08/20/2009	38,622		$12.4050
08/21/2009	11,770		$12.6606



d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.

Item 7. MATERIAL TO BE FILED AS EXHIBITS none

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/24/09

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos